Barclays Commercial Mortgage Securities LLC
745 Seventh Avenue
New York, New York 10019
(212) 412-4000

May 21, 2025

Kayla Roberts

Acting Office Chief

Division of Corporation Finance

Office of Structured Finance

United States Securities and Exchange Commission

Mail Stop 3628

100 F Street, N.E.

Washington, DC 20549

Re:	Barclays Commercial Mortgage Securities LLC
Registration on Form SF-3
File No. 333-286968

Dear Ms. Roberts:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Barclays Commercial Mortgage Securities LLC (the “Company”), hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 12:00 p.m., Washington, D.C. time, on May 23, 2025 or as soon thereafter as practicable.

The Company is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to proposed public offering of the securities specified in the above-captioned registration statement. The Company acknowledges that (a) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BCMS SHELF ACCELERATION REQUEST

Very truly yours,

BARCLAYS COMMERCIAL MORTGAGE SECURITIES LLC

By:	/s/ Daniel Schmidt
	Name:	Daniel Schmidt
	Title:	Director, Chair of the Board and Chief Executive Officer (Principal Executive Officer)

cc:	Robert Kim, Esq.
Cadwalader, Wickersham & Taft LLP

BCMS SHELF ACCELERATION REQUEST